Exhibit 99.28(h)(i)(j)

PEAR TREE ESSEX ENVIRONMENTAL OPPORTUNITIES FUND

TRANSFER AGENT FEE WAIVER AGREEMENT

Pear Tree Advisors, Inc. (the “Transfer Agent”) serves as the transfer agent for Pear Tree Essex Environmental Opportunities Fund (the “Fund”), a series of Pear Tree Funds (the “Trust”), pursuant to the Amended and Restated Transfer Agent and Service Agreement dated May 1, 2008, as amended (the “Transfer Agreement”), between the Transfer Agent and the Trust.

With respect to the Fund, the Transfer Agent hereby agrees for the period September 1, 2021 through July 31, 2022 (the “Waiver Period”) to waive such portion of the fees that the Transfer Agent would otherwise receive under the Transfer Agreement for serving as transfer agent to the Fund such that the aggregate transfer agent fee with respect to Institutional Shares of the Fund that the Transfer Agent would receive during the Waiver Period would be calculated using an annual rate of 0.04 percent of the Fund’s net asset value attributable to Institutional Shares. The aggregate transfer agent annual fee rates with respect to Ordinary Shares and R6 Shares, if any, of the Funds remain unchanged.

The Transfer Agent is not entitled to any recoupment of any of its fees that it has waived pursuant to this Fee Waiver Agreement. This Fee Waiver Agreement only may be rescinded, amended or modified, and the Waiver Period terminated, in whole or in part, without further obligation by the Transfer Agent at such time and on such terms as may be determined by the Trustees, including a majority of those Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

PEAR TREE ADVISORS, INC.

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Agreed and Accepted:

PEAR TREE FUNDS

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Date: August 31, 2021